FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of June, 2022

Commission File Number: 001-12440

Enel Américas S.A.
(Translation of Registrant’s Name into English)

Santa Rosa 76
Santiago, Chile
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  [X]   Form 40-F  [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes    [  ]      No    [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes    [  ]      No    [X]

SIGNIFICANT EVENT

Enel Américas S.A.

Securities Registration Record No. 175

Santiago, June 10, 2022

Ger. Gen. No. 09/2022

Ms. Solange Berstein Jáuregui

Chairwoman

Financial Market Commission

Av. Libertador General Bernardo O’Higgins No. 1449

Santiago, Chile

Ref: Significant Event

Dear Madam,

In accordance with articles 9 and 10, paragraph two, of the Securities Market Law No. 18,045, and as established under General Norm No. 30 of the Financial Market Commission, I, duly authorized, hereby inform you that yesterday the Enel Américas' Brazilian subsidiary Enel Brasil S.A. entered into a share purchase agreement with ENEVA S.A. through which, and subject to the compliance with certain conditions precedent, Enel Brasil will dispose of 100% of the shares issued by CGTF – Central Geradora Thermoelétrica Fortaleza S.A. ("Termofortaleza") owned by Enel Brasil S.A. (the "Sale").

Termofortaleza's main operating asset is the UTE Fortaleza, a gas-fired thermal power plant, with a maximum installed capacity of 327 MW, located in the municipality of Caucaia, State of Ceará, in the northeastern region of Brazil.

As payment for the Sale, Enel Brasil S.A. will receive the sum of BRL 467 million (Brazilian reais), equivalent to approximately USD 96 million, subject to positive or negative adjustments, according to the terms of the agreement between the parties. In addition to this amount, the parties have agreed on a payment mechanism based on Termofortaleza's commercial performance in the future that could total up to BRL 97 million, equivalent to approximately USD 20 million.

This operation is part of the Company's decarbonization policy and was contemplated in the assumptions of the Strategic Plan 2022-2024 presented to the market by Enel Americas last November.

As a result of this operation, it is estimated that Enel Américas will have to record a loss in its consolidated net results of approximately USD 162 million. This amount does not include the additional income that is subject to the commercial performance of Termofortaleza, indicated above.

Yours truly,

Maurizio Bezzeccheri

Chief Executive Officer

Enel Américas S.A.

cc.:       Banco Central de Chile (Central Bank of Chile)

Bolsa de Comercio de Santiago (Santiago Stock Exchange)

Bolsa Electrónica de Chile (Chilean Electronic Stock Exchange)

Banco Santander Santiago - Representante de Tenedores de Bonos (Local Bondholders Representative)

Depósito Central de Valores SA (Central Securities Depositary)

Comisión Clasificadora de Riesgo (Risk Classification Commission)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Enel Américas S.A.

By: /s/ Maurizio Bezzeccheri
--------------------------------------------------

Title: Chief Executive Officer

Date: June 10, 2022